

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05048139

March 22, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2005

Re: Electronic Data Systems Corporation
Incoming letter dated March 2, 2005

Dear Mr. Chevedden:

This is in response to your letters dated March 2, 2005 and March 4, 2005 concerning the shareholder proposal submitted to EDS by the Ray T. Chevedden and Veronica G. Chevedden Family Trust. On March 2, 2005, we issued our response expressing our informal view that EDS could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

MAR 2 9 2005

cc: Richard D. Katcher
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

March 2, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Electronic Data Systems Corporation (EDS)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

It is respectfully requested that there be an opportunity for a reconsideration of the March 2, 2005 reconsideration of the original Staff Response Letter, Electronic Data Systems Corporation (January 24, 2005). The company has had an opportunity for reconsideration and it is requested that the shareholder have an equal opening for reconsideration. Preparation on the request for reconsideration has now begun.

Sincerely,



John Chevedden

cc: David Hollander
Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2005 MAR -7 PM 5:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

REQUEST FOR RECONSIDERATION
Electronic Data Systems Corporation (EDS)
Rule 14a-8 Proposal: Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The Staff did not concur with PG&E in PG&E Corporation (January 21, 2005). Although the PG&E December 22, 2004 No Action request, Page 2 in particular mandated a shareholder vote within 12 months of pill adoption:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E policy explicitly requires "a shareholder vote within 12 months of such [poison pill] adoption or extension."

In contrast the Raytheon December 23, 2004 no action request, page 2 (exhibit attached) explicitly quotes its policy as not requiring a vote:
"If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders."

Furthermore the January 31, 2005 shareholder Request for Reconsideration regarding Raytheon Company (January 26, 2005) has yet to be decided. I believe it is significant that Raytheon has made absolutely no response to the shareholder Request for Reconsideration. This shareholder request stated:
Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

The text of the proposal to Raytheon reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

The EDS March 3, 2005 letter to the Staff attached the February 4, 2005 shareholder position on the poison pill proposal to EDS yet made no attempt to challenge the shareholder position.

For the above reasons it is respectfully requested that concurrence not be granted to the company based on reconsideration.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: David Hollander
Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

March 2, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Electronic Data Systems Corporation (EDS)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

It is respectfully requested that there be an opportunity for a reconsideration of the March 2, 2005 reconsideration of the original Staff Response Letter, Electronic Data Systems Corporation (January 24, 2005). The company has had an opportunity for reconsideration and it is requested that the shareholder have an equal opening for reconsideration. Preparation on the request for reconsideration has now begun.

Sincerely,



John Chevedden

cc: David Hollander
Ray T. Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Electronic Data Systems Corporation (EDS)
Shareholder Position on
Last-Minute Supplemental No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The company February 3, 2005 letter failed to reconcile its position with the AT&T Corporation (January 24, 2005) Staff Response Letter which involved the same issue of an inadequate company pill policy to address the Rule 14a-8 proposal. The Staff did not concur with AT&T.

The company also fails to note that in Raytheon Company (January 26, 2005) no shareholder position statement addressing the issue that decided the case was considered prior to the Staff Response Letter. However in AT&T Corporation (January 24, 2005) such a shareholder position letter was considered.

For the above reasons, and the reasons in the January 7, 2005 shareholder position letter, it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: David Hollander
Ray T. Chevedden

EDS
Plano, Texas 75024



March 3, 2005

By Fax (202-942-9525)

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Electronic Data Systems Corporation
Chevedden Shareholder Proposals re simple majority vote and classified board

Ladies and Gentlemen:

This letter is in response to the attached letters dated February 4, 2005 and February 14, 2005 from the proponent regarding the Staff's no-action position with respect to EDS' omission of the proponent's proposals regarding elimination of super-majority voting requirements and repeal of our classified board. We have advised the proponent that, notwithstanding his assertion in the attached letters, the EDS Board has already approved the amendments to the Bylaws he has requested. Specifically, the Board has approved amendments to the Bylaws to repeal the classified board structure and to eliminate the current supermajority voting requirement for shareholders to amend the by-laws. Because each of these two Bylaw provisions corresponds to a similar provision in the Certificate of Incorporation, the Board's approval of these Bylaw amendments is contingent on shareholder approval of the amendments to the Certificate of Incorporation being proposed at the 2005 annual meeting. If such Bylaw amendments were to become effective prior to shareholder approval of the amendments to the Certificate of Incorporation, the Bylaws would be in direct conflict with the Certificate of Incorporation (which is specifically prohibited under Section 109(b) of the Delaware General Corporation Law). Accordingly, EDS has taken all actions possible to implement these two proposals.

Please call me at 972-605-5486 if the Staff has any questions regarding this matter.

Very truly yours,



David B. Hollander
Legal Manager - Corporate Acquisitions & Finance

No mention of pill

972 605 6600

Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw.

BACKGROUND

On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy). The Corporation believes the Policy provides the Board of Directors with the flexibility to adopt or extend a shareholder rights plan in a manner and in a timeframe consistent with the Board's duty to act in the best interests of the Corporation and its shareholders and still subjects any such shareholder rights plan to shareholder vote within a reasonable time period.

Among other things, the Policy responds to the fact that shareholders at the 2004 annual meeting approved a proposal relating to shareholder rights plans. More details regarding the history of shareholder rights plans and shareholder proposals follow:

- In December 2000, the Corporation's Board of Directors adopted a Shareholder Rights Plan (Plan). The Plan was adopted at the height of the California energy crisis when the Corporation and its subsidiary, Pacific Gas and Electric Company, were facing an uncertain future.

- At the Corporation's 2003 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors redeem the Plan and not adopt or extend any shareholder rights plan unless such adoption or extension was submitted to a shareholder vote. This proposal was represented by John Chevedden.

- On February 18, 2004, PG&E Corporation's Board of Directors voted to terminate the Corporation's Shareholder Rights Plan upon Pacific Gas and Electric Company's impending exit from Chapter 11.

- On April 12, 2004, Pacific Gas and Electric Company emerged from bankruptcy, and all rights issued under the Plan expired on that date.

- At the Corporation's 2004 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot and that any material change or

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

I. Background

In each of the last five years, Raytheon has received and included in its annual meeting proxy statements shareholder proposals submitted by John Chevedden on behalf of himself or a relative, concerning the adoption of shareholder rights plans or "poison pills."

Prior to the 2004 annual meeting, Raytheon's Board of Directors (the "Raytheon Board") voted to terminate Raytheon's existing shareholder rights plan as of March 1, 2004. As a result, Raytheon has not had a shareholder rights plan since that date.

At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal"), also submitted by the Proponent, was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholders rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In October 2004, the Raytheon Board approved a formal policy concerning the adoption of any future shareholder rights plan by Raytheon (the "Policy"). The Policy commits the Raytheon Board to obtain shareholder approval prior to adopting a shareholder rights plan, unless the Raytheon Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of Raytheon and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

Raytheon announced the adoption of the Policy by press release on November 2, 2004. At the time of adoption of the Policy, the Raytheon Board amended Raytheon's Governance Principles, which are publicly available on Raytheon's website, to include this Policy.

Raytheon issued a press release announcing the adoption of this Policy at approximately 9:30 a.m. E.T. on November 2, 2004. The Proponent's first version of the Proposal, attached to this letter as Exhibit B, was received by Raytheon at approximately 7:00 p.m. E.T. on November 2, 2004. On November 24, 2004, the Proponent submitted the current Proposal, which is almost identical in text to the first version and apparently intended to supersede the first version.